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FOR RELEASE:  IMMEDIATE

                                                     Univar Corporation
                                                     6100 Carillon Point
                                                     Kirkland, WA 98033

                                                     Contact: Gary E. Pruitt
                                                              206-889-3440

           UNIVAR ANNOUNCES AGREEMENT TO MERGE WITH ROYAL PAKHOED N.V.

         KIRKLAND, WASHINGTON, June 3, 1996 . . . Univar Corporation (NYSE:UVX) announced today that it has entered into an agreement to merge with a subsidiary of Royal Pakhoed N.V., a Netherlands limited liability company. Pakhoed and its affiliates currently own approximately 28% of Univar's common stock. The merger will be preceded by a cash tender offer for all the outstanding common shares of Univar at a price of $19.45 per common share. The tender offer will be initiated by UC Acquisition Corp., a subsidiary of Pakhoed which has been created for this transaction.

         Univar's Board of Directors has unanimously endorsed the offer and recommends that its shareholders accept the offer. The Board also has unanimously approved the merger agreement.

         Univar has approximately 21,700,000 shares outstanding, giving the transaction a total equity value of approximately $425 million. Pakhoed has entered into agreements with The Dow Chemical Company and certain other shareholders to tender approximately 5.1 million shares (or approximately 23% of Univar's outstanding shares). These shares, together with shares currently held by Pakhoed and its affiliates, represent in excess of 51% of Univar's outstanding shares. Pakhoed intends to finance the offer and merger from existing lines of credit and cash on hand.

         "The offer represents an excellent value for our shareholders, and we are also confident that Pakhoed will be a good owner and manager for both the business and our employees," said James H. Wiborg, Chairman of the Univar Board. Schroder Wertheim & Co. Incorporated acted
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as financial advisor to Univar and has provided an opinion to the Univar Board that the offer is fair, from a financial point of view, to the shareholders of Univar other than Pakhoed.

         "With its worldwide logistic operations on the one hand, and Univar's strength in chemical distribution on the other, Pakhoed positions itself as a truly unique business partner for the chemical industry," said Klaas Westdijk, Chairman of Pakhoed's Board of Management. "Through our complementary resources, we can deliver significant benefits to our customers and suppliers in a broad range of areas" added Paul H. Hough, Univar's President and Chief Executive Officer.

         The terms and conditions of the tender offer will be set forth in offering documents expected to be filed with the Securities and Exchange Commission not later than June 7, 1996. This filing will include conditions relating to the acquisition of a majority of the outstanding shares of Univar, on a fully diluted basis, including shares which are already owned by Pakhoed. The filing also will contain information relating to certain governmental approvals to be obtained prior to the completion of the offer and merger. The agreement to merge will be filed with these documents. The merger agreement also permits the Board, in the exercise of its fiduciary duties, to consider other offers or indications of interest to be acquired, to provide information to the acquirer, and after notice and satisfaction of other requirements, enter into an agreement to be acquired by a party other than Pakhoed.

         Univar is a Washington corporation, engaged in the distribution of industrial, agricultural and pest control chemicals and related products and services. Its shares are traded on the New York Stock Exchange under the symbol "UVX." It conducts its operation in the United States, Canada and Europe.

         Pakhoed is a limited liability company formed under the laws of the Netherlands and operates numerous tank storage facilities in Europe, the United States and Asia for storage of chemicals and oil, and conducts worldwide shipping and distribution operations, primarily in Europe. Pakhoed's shares are traded on the Amsterdam and London Stock Exchanges.